Annual Media Conference Frankfurt am Main, 2 February 2017 Exhibit 99.3

What we set out to achieve Build a less complex and more manageable bank Resolve litigation matters... Continue to digitise Deutsche Bank Strengthen capital and reduce risk Improve technology and controls ...while maintaining Deutsche Bank’s strong client franchise

What we achieved
Some examples

Objective	Delivery by end of 2016
Build a less complex and more manageable bank	— NCOU: closed as scheduled — Disposed of stakes in Hua Xia Bank, Abbey Life and Private Client Services (US) — Progress on restructuring of private and commercial banking operations in Europe — Client off-boarding in Global Markets and Corporate & Investment Banking — Country exits on schedule
Strengthening capital and reduced risk	— Core Tier 1 ratio of 11.9%(1): best for twelve quarters — Capital buffers well above regulatory requirements — Reduced RWAs(1) to EUR 358 billion, lowest for twelve quarters — Strong liquidity position by end of 2016
Strengthening technology and controls	— Over 350 new hires in Compliance and Anti-Financial Crime in 2016; more than 600 to come in 2017. Up by approximately 60% over two years — Strengthened client adoption and KYC — Reliability for critical technology at all time high — Reduced operating systems by ~15% — Reduced end-of-life technology components by ~15%
Continuing to digitize Deutsche Bank	— Downloads of our mobile banking apps reached 2.7 million — Launched internal private cloud platform — Launched Digital Factory in Frankfurt (400 developers) and Data Hub in Dublin
Resolving litigation matters	— Settlement with the US Department of Justice on RMBS — A significant number of large matters resolved during year

(1) CRR/CRD 4 Common Equity Tier 1/RWA (fully-loaded)

Deutsche Bank
Annual Media Conference
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Capital and liquidity strengthened RWA development(1) CET 1 ratio In EUR bn In EUR bn CRR/CRD4 fully-loaded, in % EUR (39) bn (10)% +80 bps 128% Liquidity reserves CRR/CRD4 fully-loaded LCR: Liquidity Coverage Ratio 119% LCR(2)

Full year net income development, 2016 vs. 2015 In EUR bn Note: Figures may not add up due to rounding differences Deltas FX adjusted Excludes policyholder benefits & claims, restructuring & severance, litigation and impairments Impairment of goodwill and other intangible assets 2016 vs. 2015(1) Full year 2016 results 7.4 Net income 2015 Net revenue development LLP development Policyholder benefits & claims Restructuring & severance Litigation Impairments(3) Tax Net FX-effect Net income 2016 Adjusted costs(2) (4.4) (2.4) (0.7) (0.4) (24.7) (1.4) 30.0 (1.3) (0.5) (1.4)

Impact of specific items in 2016 In EUR bn Gains on Sales Full year 2016 Reported pre-tax profit Impairments Litigation NCOU de-risking(1) Restructuring & Severance Performance before specific items Note: Figures may not add up due to rounding differences NCOU IBIT excl. litigation, restructuring, severances and impairments

Business performance, 2016 vs. 2015 (1/3) Revenues Down 14%, impacted by less favourable market conditions for Equities, DB-specific challenges and impact of Strategy 2020 implementation IBIT IBIT recovery largely reflects reduced litigation and impairments in 2015 and lower adjusted costs Revenues Down 7%. Corporate Finance: Advisory and Equity Origination significantly improved in 2H2016 Transaction Banking: impacted by low interest rates in Europe, depressed trade volumes and strategic perimeter decisions IBIT Up 17%, reflecting non-recurrence of litigation/impairment charges, lower compensation costs LLPs higher primarily due to shipping portfolio Corporate & Investment Banking In EUR bn Revenues IBIT Global Markets In EUR bn Revenues IBIT

Business performance, 2016 vs. 2015 (2/3) Deutsche Asset Management In EUR bn Revenues IBIT Private, Wealth & Commercial Clients In EUR bn Revenues IBIT Revenues Up 3%. Excluding positive contribution from sale of the Hua Xia Bank stake and Private Client Services (PCS) in the US, down 7% Lower interest rate environment and the more challenging market environment with reduced client activity IBIT Development includes the contribution from the sale of Hua Xia Bank stake and non-recurrence of impairments/restructuring and severance in 2015 Revenues Excluding Abbey Life gross-up down 5% Lower management fees following negative market movements Outflows in Active/Passive and negative fair value guaranteed products IBIT Pre-tax loss of EUR 0.2 bn primarily reflects impairment of EUR 1.0 bn on completion of sale of Abbey Life business in 4Q2016

Business performance, 2016 vs. 2015 (3/3) NCOU Revenues Up 8% primarily due to absence of a prior year adjustments to Bauspar interest provisions, sale of a stake in Visa Europe Limited and other security sales Higher revenues from loan volume acquisition broadly offset impact of continued low interest rates IBIT Positive development due primarily to non-recurrence of impairment charges in 2015 Revenues Development reflects impact of resolution of largest derivative exposures and other accelerated de-risking in 2016 which more than outweighed gains on disposals IBIT Reflects impact of accelerated de-risking and litigation expenses related to RMBS settlement in the US Postbank In EUR bn Revenues IBIT In EUR bn Revenues IBIT

NCOU lifetime achievements
In EUR bn

	Jun 2012[1]	Dec 2016	Change	Key de-risking items
RWA[2]	~128	9	(93)%	— Long dated derivative exposures, including Correlation portfolio — Negative basis portfolios, including Monoline exposures — Bond sales, Private Equity and Asset Backed Securities — BHF Bank — The Cosmopolitan — Maher Terminal (Prince Rupert & Port Elizabeth) — Red Rock Resorts equity stake
IFRS Assets	~113	6	(95)%	
CRD IV[3] Leverage Exposures	~206	8	(96)%	
CET 1 benefit[4]	~200 bps			— Equivalent to EUR ~8.5 bn in capital generation

(1) Jun 2012 RWA, IFRS and CRD4 represents restated positions which excludes Postbank and includes Special Commodities Group
(2) Jun 2012 RWA also reflects fully-loaded Basel 3 impacts
(3) Jun 2012 CRD4 leverage incorporates estimates for BCBS rules
(4) Bps calculation based on RWA and IBIT (excluding litigation) during lifetime of NCOU

Deutsche Bank
Annual Media Conference
2 February 2017
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Appendix

Litigation: resolutions during 2016

Litigation Reserves

In EUR bn


EUR ~2 bn
7.6
5.5
~4.7
FY2015
FY2016

Achievements 2016	— Settled or otherwise resolved a significant number of large matters — Current reserves of EUR 7.6 bn include EUR ~4.7 bn for matters settled but not yet paid
Selected settlements of large matters	— DoJ RMBS ✓ — Russia/UK Equities Trading[(1)] ✓ — Kaupthing CLNs ✓ — Precious Metals ✓ — IBOR ✓ — High frequency trading/dark pools ✓ — Schickedanz ✓
Resolved matters without action	— BaFin special audits (IBOR, Monte dei Paschi di Siena and precious metals) ✓ — Commodity Futures Trading Commission (FX) ✓

(1) In 2017 with New York State Department of Financial Services and UK Financial Conduct Authority

Deutsche Bank
Annual Media Conference
2 February 2017
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Cautionary statements These figures are preliminary and unaudited. The Annual Report 2016 and Form 20-F are scheduled to be published on 17 March 2017. This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 11 March 2016 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2016 Financial Data Supplement, which is available at www.db.com/ir.